Bryn Mawr Bank Corporation

801 Lancaster Avenue, Bryn Mawr, PA, 19010

January 23, 2008

Mr. Hugh West

Accounting Branch Chief

U.S. Securities & Exchange Commission

Washington, DC 20549

Re:	Bryn Mawr Bank Corporation

Form 10-K for the period ended December 31, 2006

File No. 0-15261

Dear Mr. West:

This letter is in response to your comment letter dated December 13, 2007 in which you reviewed our supplemental response filed November 21, 2007 in connection with the Form 10-K filed by Bryn Mawr Bank Corporation (“BMBC” or “Company”) with the Commission on March 13, 2007. In a telephone conversation on December 19, 2007 with Ms. Sharon Blume, Staff Accountant, of your staff acknowledged that the Company would be given an extension of time until January 23, 2008 to respond to the comments. For your convenience, the comments from your letter are repeated below in italics. The Company’s responses appear after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis

Non-Interest Income, page 11

1. SEC Comment: We have reviewed your response to prior comment two from our letter dated October 30, 2007. We have the following additional comments:

•

Considering the significance of your wealth management fees, please revise your future filings to disclose your revenue recognition policy in sufficient detail so that an investor can understand how these fees are generated (merely recorded when earned is not sufficient). For example, we note from your SAB 108 disclosure that “certain” wealth management fees are charged monthly (or quarterly) based on the account’s ending market value. Revise your policy footnote to describe how each type of wealth management fee is generated. Provide us with your proposed future disclosure; and

Mr. Hugh West

January 23, 2008

•

Consistent with Item 303 of Regulation S-K, please revise your future filings to better describe the increase and decreases (or casual factors) in other non-interest income (with emphasis on your wealth management fees).

BMBC Response Item 1 Non-Interest Income:

BMBC will add a section under footnote number 1 - Summary of Significant Accounting Policies - in the notes to the annual financial statements for the year ended December 31, 2007 as follows:

Wealth Management Fee Revenue Recognition -

The Company earns Wealth Management fee revenue from a variety of sources including fees from trust administration and other related fiduciary services, custody, investment management and advisory services, employee benefit account and IRA administration, estate settlement, tax service fees, shareholder service fees and brokerage. The Company also earned fees in 2005, 2006 and 2007 for providing investment advisory services to the clients of another financial institution. For many of our revenue sources, amounts are not received in the same accounting period in which they are earned. However, each source of Wealth Management fees is recorded on the accrual method of accounting.

The most significant portion of the Company’s Wealth Management fees is derived from trust administration and other related fiduciary services, custody, investment management and advisory services, and employee benefit account and IRA administration. These fees are generally billed in arrears, based on the market value of assets held in each account. A smaller number of customers are billed in a similar manner, but on a quarterly or annual basis.

The balance of the Company’s Wealth Management income includes: shareholder service fees, which are received monthly and quarterly in arrears, but accrued monthly based on the estimated market value of the Company’s position in the applicable mutual fund; (2) estate settlement fees and tax service fees, which are recorded when the related service is performed ; and (3) brokerage fees on non-depository investment products, which are received one month in arrears based on settled transactions but are accrued in the month when the settlement occurs. Investment advisory fees from the other financial institution relates to a revenue source that ceased in 2007 when the unrelated entity was acquired by another financial institution.

Mr. Hugh West

January 23, 2008

Included in Other Assets on the Statement of Condition is a Wealth Management fee receivable that reflects the impact of fees earned but not yet collected. This receivable is reviewed quarterly for collectibility.

Future Filings -

In future filings, the Company will better describe the increases and decreases (or causal factors) in other non-interest income, with an emphasis on Wealth Management Fees.

Consolidated Financial Statements

Note 1 – Summary of Significant Policies

SAB 108, page 106

2. SEC Comment: We have reviewed your response to prior comment three from our letter dated October 30, 2007. We have the following additional comments:

•

We note the company’s materiality analysis of its prior accounting practices included an evaluation dating back to 2003 (for your wealth management fees) and 2005 (for your accrued expenses) to quantify the impact on prior financial statements using the iron curtain and rollover methods. Please tell us how you determined going back to 2003 and 2005 was appropriate considering that the errors dated back for a considerable period of time, at least ten years and possibly much longer;

•

If you intended to convey to readers of your financial statements the duration of the errors, please tell us why you didn’t specifically disclose that they dated back for at least ten years and possibly much longer; and

•	Please confirm that the errors were previously assessed in prior periods using a consistently applied approach (i.e. either iron curtain or rollover method).

BMBC Response Item 2 SAB 108:

Wealth Management Revenue

Our prior response did not describe periods before 2003 for Wealth Management revenues because we did not consider it necessary to prepare a quantification of the error in years before 2003. We did in fact consider periods before 2003, but we concluded that the results for those periods need not be quantified since our analysis over the 4-year period from 2003 through 2006 demonstrated to our satisfaction that the financial impact of this prior erroneous accounting practice had been immaterial in all periods prior to 2003. In reaching this conclusion, we

Mr. Hugh West

January 23, 2008

considered other factors in addition to considering the results from our 4-year analysis: (1) we established that our prior accounting practice had been consistently applied (i.e., that each year included 12 months of revenue); and (2) we analytically evaluated the amounts and trends in our prior financial statements and our Wealth Management business and noted nothing to suggest that the impact on years before 2003 would have been material or would have differed materially from the results we found in 2003-2006.

Given the lack of materiality of the items in question to periods prior to 2003, we also believe this analysis is appropriate to establish the accuracy of the financial statements for the fiscal years reported on in the December 31, 2006 Form 10-K on which we believe that investors are primarily relying.

Accrued Expenses

Our methodology for analyzing the materiality of our prior erroneous accounting practice related to accrued expenses was similar to the methodology we applied to Wealth Management revenues.

That is, we did in fact consider periods before 2005, but we did not quantify periods before 2005 because we did not consider it necessary to prepare a quantification of the error in years before 2005. As with Wealth Management revenues, we concluded that the results for prior periods need not be quantified since our analysis of the 2005 and 2006 periods demonstrated to our satisfaction that the financial impact of this prior erroneous accounting practice had been immaterial in all periods prior to 2005.

In reaching this conclusion, we considered other factors in addition to considering the results from our 2-year analysis: (1) established that our prior accounting practice had been consistently applied (i.e., that each year included 12 months of expenses); and (2) we analytically evaluated the amounts and trends in our prior financial statements and noted nothing to suggest that the impact on years before 2005 would have been material.

Given the lack of materiality of the items in question to periods prior to 2003, we also believe this analysis is appropriate to establish the accuracy of the financial statements for the fiscal years reported on in the December 31, 2006 Form 10-K on which we believe that investors are primarily relying.

The time period we considered in quantifying the accrued expenses was shorter than the 4-year time period we used in quantifying Wealth Management revenues because the dollars involved in the accrued expense error were much smaller.

Mr. Hugh West

January 23, 2008

In preparing this response to your comment, we conducted additional procedures in January 2008 to quantify the financial impact of the error in accounting for these miscellaneous expenses for the Company’s 2003 and 2004 fiscal years. This analysis confirmed our prior conclusion that these errors were immaterial in those years.

Time Period for which Prior Erroneous Accounting Practices Applied

BMBC considered making more specific disclosure of the time period over which the errors applied, but decided against it for reasons as follows:

•

Current management and other non-management employees of the Company are unaware of any change in our prior accounting practice. It is therefore quite possible that these errors go back a very extended time period, possibly dating back to the formation of the Company. BMBC believed that the language it used adequately conveyed that these practices applied to all of the prior years (2004 and 2005) contained in our 2006 Form 10-K and felt that information related to years before those covered by the financial statements included in the 2006 Form 10-K had little or no relevance or value to the readers of the Company’s financial statements because our erroneous practices has been consistently applied for such an extended number of years (and therefore there was no impact on consistency for any year contained in or referenced to in our 2006 Form 10-K).

•

The Company was able to establish through discussion with company officials that our prior erroneous accounting practices had been consistently applied for a period of over 10 years. It was not considered cost beneficial, however, to attempt to establish a period when these errors began before that because it was determined by the Company not to be material from a financial accounting point of view and not to be meaningful information for users of our financial statements.

Historical Assessment of Prior Erroneous Accounting Practices

BMBC evaluated Wealth Management fees in conjunction with filing of its December 31, 2005 Form 10-K including the 2003-2005 financial statements using the roll over method (which was the method that had historically been used by BMBC to evaluate errors in its financial statements). The error related to accrued expenses was first evaluated in connection with the preparation of the December 31, 2006 financial statements, and specifically before the Company’s adoption of SAB 108. This error was not assessed in periods before that because management considered the amounts involved to be so insignificant that management did not consider it necessary to quantify the related differences.

Mr. Hugh West

January 23, 2008

We hope the foregoing has been fully responsive to your comment letter. Please feel free to contact me with any further comments.

Sincerely,

By:    /s/ J. Duncan Smith

J. Duncan Smith

Executive Vice President and

Chief Financial Officer

Direct Dial 610-526-2466

Fax 610-520-0727

JDS/jem

Note: Corrected for typographical error on 1/23/08 at 6:15 pm.